Exhibit 99.1

PUBLIC ANNOUNCEMENT TO THE SHAREHOLDERS OF SATYAM COMPUTER SERVICES LIMITED

This public announcement (“PA”) is being issued by Kotak Mahindra Capital Company Limited (“Manager to the Offer”), for and on behalf of Venturbay Consultants Private Limited (hereinafter referred to as the “Acquirer” or “Venturbay”) along with Tech Mahindra Limited, (hereinafter referred to as person acting in concert “PAC”), pursuant to and in compliance with, among others, regulation 10 and regulation 12 read with the relaxations granted by the Securities and Exchange Board of India (“SEBI”) under regulation 29A of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto (“Regulations”).

In connection with the Offer (as defined hereinafter) for certain equity shares of the Target Company (as defined hereinafter), the Acquirer, a subsidiary of Tech Mahindra, will, directly and/or through an affiliate, file tender offer documentation (including a Letter of Offer (as defined hereinafter)) with regulatory authorities including the Securities and Exchange Board of India and the United States Securities and Exchange Commission (“SEC”). The Offer is subject to the various terms and conditions included in these materials. Investors and Target Company’s shareholders are strongly encouraged to read these materials once they become available including, for investors in Target Company’s American Depositary Shares, the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov.

The Offer

1.	This Public Announcement by the Acquirer is being issued in compliance with regulations 10 and 12 read with the relaxations granted by SEBI under regulation 29A of the Regulations.

2.	Venturbay Consultants Private Limited is the Acquirer and Tech Mahindra Limited is the PAC for the purpose of the Offer (as defined below).

3.	As of the date of the PA, the issued and fully paid-up equity share capital of Satyam Computer Services Limited (“Target Company” or “SCSL”) consists of 67,39,58,020 (Sixty Seven Crores Thirty Nine Lakhs Fifty Eight Thousand and Twenty Only) fully paid-up equity shares (“Current Share Capital”) of face value of Rs. 2/- each (“Share(s)”). The Target Company has agreed to allot to the Acquirer (on the terms and conditions set forth in the SSA {as defined in paragraph 7}), by way of a preferential allotment, 30,27,64,327 (Thirty Crores Twenty-Seven Lakhs Sixty-Four Thousand Three Hundred and Twenty-Seven Only) Shares of the Target Company representing 31% of the expanded equity share capital of the Target Company post preferential allotment (“Diluted Share Capital”) at a price of Rs. 58/- (Rupees Fifty-Eight Only) per Share to be paid in cash. As on date, there exist convertible instruments which entitle the holders to be allotted 1,86,74,715 (One Crore Eighty-Six Lakhs Seventy-Four Thousand Seven Hundred and Fifteen Only) Shares of the Target Company (“Equity Options”). Assuming that all of the Equity Options are exercised and the requisite Shares are issued, the fully diluted equity capital of the Target Company following the preferential allotment mentioned in this paragraph will be 99,53,97,062 (Ninety Nine Crores Fifty Three Lakhs Ninety Seven Thousand and Sixty Two Only) Shares (“Fully Diluted Share Capital”).

4.

On January 7, 2009, the SCSL’s then-Chairman, B. Ramalinga Raju, submitted a letter to the SCSL’s then-existing Board of Directors informing it that he had falsified the SCSL’s accounts over a period of several years, including the SCSL’s revenues, profitability and cash balance. In light of Mr. Raju’s statements, the Government of India (“GOI”) filed Company Petition 1 of 2009 with the Hon’ble Company Law Board (“CLB”). Pursuant to the foregoing proceedings instituted by GOI with the CLB under Sections 388B, 397 and 398 read with Sections 401 to 408 of the Companies Act, 1956, as amended (“Act”), the CLB, on January 9, 2009, suspended the then-existing Board of Directors and passed orders directing the GOI to nominate up to ten (10) directors on SCSL’s Board. Thereafter, on January 13, 2009, Price Waterhouse, SCSL’s then-

statutory auditors, informed SCSL and the SEC that in view of Mr. Raju’s statements, its audit reports could no longer be relied on. In addition, on February 19, 2009, the CLB passed an order allowing SCSL to (i) introduce a new investor/promoter into SCSL; (ii) enhance the authorized share capital of SCSL and to make a preferential allotment of equity shares to an investor without seeking the consent of shareholders; and (iii) to infuse fresh capital into SCSL by way of such preferential allotment of Shares in favour of such investor. Following the order of the CLB dated February 19, 2009, the Board of Directors of SCSL formulated a proposal to conduct an open and competitive bidding process which contemplated the selection of an investor to acquire a controlling interest in SCSL at an agreed upon price per Share. Based on the decision of the Board of Directors, SCSL, through its letter dated February 27, 2009, applied to SEBI, seeking its approval for certain relaxations from the provisions of the Regulations and the provisions of SEBI (Disclosure and Investor Protection) Guidelines, 2000 (“DIP Guidelines”). SEBI, through its letter dated March 3, 2009 granted an in-principle approval in respect of certain relaxations that had been sought, which has since been confirmed by SEBI vide its letter dated April 20 & 21, 2009.

5.	Based on the order of the CLB and the in-principle approval of SEBI, on March 9, 2009, SCSL commenced the formal process of identifying a strategic investor and initiated the competitive bidding process by inviting interested bidders to register their interest to participate in a competitive bidding process (“Bid Process”).The Bid Process included the selection of a successful bidder to subscribe to such number of Shares that would immediately following the allotment represent 31% of the Diluted Share Capital of the Company through a preferential allotment of equity shares (“Preferential Allotment”), make a consequent public offer under the Regulations and if, upon having made the Public Offer, the investor acquires less than 51% of the Fully Diluted Share Capital pursuant to the Preferential Allotment and the Public Offer, at the successful bidder’s option, subscribe to additional shares by way of subsequent preferential allotment to take the bidder’s shareholding up to 51% of the Fully Diluted Share Capital.

6.	On April 13, 2009, the Board of Directors of SCSL, in consultation with Mr. Justice S.P. Bharucha, former Chief Justice of India, declared the Acquirer as the highest bidder.

7.	Pursuant to the Acquirer being declared as the highest bidder, on April 13, 2009, the Acquirer entered into a definitive Share Subscription Agreement (“SSA”) with SCSL. In addition, the Acquirer and SCSL entered into an Escrow Agreement (“Escrow Agreement”) with a mutually agreed escrow agent providing for the deposit and subsequent transfer of the amount payable towards subscription of Shares under the Preferential Allotment until the satisfaction of certain terms and conditions contained in the SSA. Under the terms of the SSA:

a.	subject to the Acquirer having deposited the necessary funds toward the subscription, SCSL will issue and allot by the way of a preferential allotment 30,27,64,327 (Thirty Crores Twenty-Seven Lakhs Sixty-Four Thousand Three Hundred and Twenty-Seven Only) Shares representing, 31% of the Diluted Share Capital at a price of Rs.58/- (Rupees Fifty-Eight Only) per Share;

b.	certain nominees of the Acquirer will be appointed to the Board of Directors of SCSL;

c.	if, upon closing of the Offer, the Acquirer has acquired less than 51% of the Fully Diluted Share Capital, the Acquirer has the right but not the obligation to subscribe to such number of shares of SCSL (“Additional Shares”), at the same price per share at which the shares have been subscribed to in the Preferential Allotment, which Shares, together with the initial shares (acquired through the Preferential Allotment) and the shares acquired in the Offer shall not exceed 51% of the then-fully diluted (including the Additional Shares) share capital (“Enhanced Share Capital”), provided that the issue and allotment of the Additional Shares, if any, must be completed no later than Fifteen (15) calendar days from the date of the closure of the offer period of the Offer;

d.	the Acquirer will not be required to make another open offer in connection with the subscription of the Additional Shares, if any;

e.	Shares acquired in the Preferential Allotment, the Offer and Additional Shares, if any, shall be locked in for a period of Three (3) years from the date of allotment / acquisition thereof in the manner provided in the SEBI DIP Guidelines;

f.	following the completion of the Preferential Allotment, the Acquirer will be deemed to be the new promoter of SCSL;

g.	for a period of Two (2) years from the date of completion of the Offer, the Acquirer will not, without the consent of the shareholders of the Company by special resolution through a postal ballot and/or appropriate orders received from the CLB sell or dispose of any material assets or undertaking of SCSL; and

h.	for so long as the Company Petition 1 of 2009 is pending, the Acquirer will not discontinue the main business of the SCSL or cause SCSL to undertake any new business which is unrelated or not complementary to the existing business of SCSL without the prior approval of the shareholders of SCSL by special resolution through a postal ballot

The events described in this Para 7 are collectively referred to as the “Transaction”. The Transaction is subject to customary representations, warranties and condition precedents, including the receipt of certain statutory and regulatory approvals.

8.	On April 15, 2009, SCSL filed an application with the CLB, seeking its approval in connection with the selection of the highest bidder and confirmation of the highest bidder as the successful bidder and certain other matters, including, but not limited to, the Preferential Allotment, the appointment of Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra and Mr. Ulhas N Yargop as the Acquirer’s nominees to the Board of Directors of SCSL and certain other matters in respect of the statutory filings to be made by SCSL. The CLB, by its order dated April 16, 2009 approved the above, subject to compliance by the Acquirer of certain terms and conditions contained in the request for proposal and deposit of the necessary funds in connection with the Preferential Allotment by the Acquirer and the requisite escrow amount under the Offer.

9.	As stated above, following the completion of the Preferential Allotment, the Acquirer will be deemed to be the promoter of SCSL. Therefore, details in respect of the erstwhile promoters and their shareholding in SCSL have not been included in the PA.

10.	The Acquirer proposes to acquire 19,90,79,413 (Nineteen Crores Ninety Lakhs Seventy-Nine Thousand Four Hundred and Thirteen Only) Shares of the Target Company (“Offer Size”) representing 20% of the Fully Diluted Share Capital of the Target Company, at a price of Rs.58/- (Rupees Fifty-Eight Only) for each Share of the Target Company (“Offer Price”), payable in cash and in accordance with the Regulations, subject to and in accordance with the detailed terms and conditions, that shall be mentioned in the Letter of Offer and the form of acceptance-cum-acknowledgment to be disseminated to the shareholders of the Target Company in accordance with the schedule of activities contained herein or any revised schedule of activities that may be communicated by the Acquirer from time to time (collectively, the “Offer”). The Offer is subject to the receipt of certain approvals as set forth below in section “Statutory Approvals and Other Approvals required for the Offer”. The period during which shareholders may tender their shares has not yet commenced and will only commence following the despatch of the Letter of Offer to the shareholders, as per the schedule set out in Paragraph 67. There are no partly paid-up equity shares of the Target Company. The Offer is not subject to any minimum level of acceptance. The Acquirer will acquire all the Shares that are validly tendered in accordance with the terms of the Offer. The maximum consideration payable under the Offer is Rs. 1154,66,05,954/-(Rupees One Thousand One Hundred Fifty-Four Crores Sixty-Six Lakhs Five Thousand Nine Hundred and Fifty-Four Only) (“Maximum Consideration”).

11.	In the event that the Offer is not fully subscribed, then as of the date of this PA, it is the intention of the Acquirer to acquire a minimum of such number of Additional Shares that would, together with the Shares acquired pursuant to the Offer and the Preferential Allotment, represent 40.1% of the Enhanced Share Capital and a maximum of 51% of the Enhanced Share Capital. In this regard, the Acquirer will, in accordance with the terms of the SSA, notify SCSL of the exact number of Additional Shares that it proposes to acquire, if any, within Seven (7) calendar days from the closure of the Offer.

12.	The Shares of the Target Company are listed on the Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”). Based on the information available on the website of the BSE and the NSE, the annualized trading turnover based on the trading volume in the Shares of the Target Company on each of the above mentioned stock exchanges during the period starting October 2008 through March 2009 (i.e., Six (6) calendar months preceding the month in which this PA is issued) is as follows:

Name of Stock Exchange(s)	Total no. of Shares traded during the Six (6) calendar months prior to the month in which this PA is issued	Total no. of listed Shares as of March 31, 2009	Annualized trading turnover (as a% of total listed Shares)
BSE	1,831,429,837	673,894,792	544%
NSE	4,027,957,080	673,894,792	1195%

Source: BSE and NSE websites

Accordingly, the Shares of the Target Company are frequently traded and are most frequently traded on the NSE within the meaning of explanation (i) to regulation 20 (5) of the Regulations.

The American Depository Shares (“ADSs”) of SCSL are listed on the New York Stock Exchange (“NYSE”). In addition, the ADSs are currently listed on the NYSE Euronext’s Amsterdam exchange, although SCSL through its press release dated April 21, 2009 has announced that Euronext Amsterdam N.V. has approved the Target Company’s application for delisting from NYSE Euronext, the regulated market of Euronext Amsterdam (“Euronext Amsterdam”), of its ADSs.

13.	During the Twelve (12) months preceding the date of this PA, the Acquirer has neither acquired nor sold any Shares.

14.	During the Twelve (12) months preceding the date of this PA, the PAC had acquired in the aggregate 1,21,30,000 Shares. The highest price paid by PAC towards such purchase was Rs. 59.25/-, lowest price paid was Rs. 48.75/- and average price was Rs. 55.79/-. In addition, during the Twelve (12) months preceding the date of the PA, the PAC had sold in the aggregate 1,21,30,000 Shares. The highest price received towards such sale was Rs. 56.80/-, lowest price received was Rs. 45.50/- and the average price received for sale of such shares was Rs. 50.69/-.

15.	As of the date of this PA, the Acquirer and the PAC do not hold any Shares.

16.	As stated above in Paragraph 4, SCSL had sought certain relaxations from SEBI in respect of certain provisions of the Regulations and the DIP Guidelines. Specifically, among others, SCSL had sought relaxation from: (a) the applicability of any floor price under Clause 13.1 of the DIP Guidelines; and (b) the applicability of the minimum open offer price under regulation 20(4) of the Regulations. SEBI, through its letter dated March 3, 2009 had granted an in-principle approval in respect of (b) and in respect of (a) stated that the proposal qualifies for an automatic exemption under Clause 13.7.3 of the DIP Guidelines, subject to certain disclosures being made in the notice for the General Meeting of the Shareholders under Section 81 1(A) of the Companies Act, 1956. SEBI further noted that the disclosure requirement in the notice will also not apply to the instant proposal in light of the order of the CLB, and that the offer price should be at least the same as the price for the Preferential Allotment. The in-principle order of SEBI has since been confirmed by SEBI vide its letter dated April 20 & 21, 2009. Accordingly, the requirements for the floor price under the DIP Guidelines and the minimum offer price under regulation 20(4) of the Regulations have been dispensed with. Therefore, the Offer Price (i.e., Rs. 58/-) is equal to the price per share for the Preferential Allotment.

17.	The Acquirer is permitted to revise the Offer Price upwards up to Seven (7) working days prior to the date of the closure of the Offer. In the event of such a revision, an announcement would be made in the same newspapers in which this PA has appeared and the revised Offer Price would be paid for all Shares accepted under the Offer.

18.	As on the date of this PA, the Manager to the Offer does not hold any Shares.

19.	This is not a competitive bid. In addition, since this PA is being issued pursuant to the relaxations granted under regulation 29A of the Regulations, no public announcement for a competitive bid can be made under the Regulations.

Information about the Acquirer and the PACs

Venturbay Consultants Private Limited – Acquirer

20.	Venturbay is a private limited company with its registered office at Sharda Centre, Off Karve Road, Erandawane, Pune - 411 004, India. Venturbay was incorporated on July 16, 2004 under the provisions of the Act.

21.	As on March 31, 2009, the paid-up share capital of Venturbay is Rs. 1,10,000 (Rupees One Lakhs and Ten Thousand Only) consisting of 11,000 fully paid-up equity shares having a face value of Rs. 10 (Rupees Ten Only) each.

22.	As on the date of this PA, Venturbay is a 100% owned subsidiary of Tech Mahindra Limited.

23.	The shares of Venturbay are not listed on any stock exchange.

24.	The financial details of Venturbay for the last three years as derived from its audited financial statements are as follows:

	Apr 1, 2005 - Mar 31, 2006	Apr 1, 2006 - Mar 31, 2007	Apr 1, 2007 - Mar 31, 2008
	Rs. Lakhs	Rs. Lakhs	Rs. Lakhs
Total Income	—	—	—
Profit after Tax	(0.06)	(0.17)	(0.09)
Equity Share Capital	1.1	1.1	1.1
Reserves and Surplus (Excluding Revaluation Reserves)	(0.46)	(0.59)	(0.63)
Networth	0.64	0.51	0.47
Earnings per Share[1] (in Rs.)	(0.50)	(1.54)	(0.78)
Book value per Share[2] (in Rs.)	5.82	4.64	4.27
Return on Net Worth[3]	(8.6)	(33.3)%	(18.2)%

[1]	Earnings per Share has been calculated as Profit after Tax / number of shares outstanding as at the end of the year
[2]	Book Value per share calculated as the Networth / number of outstanding shares as at the end of the year
[3]	Return on Networth calculated as Profit after Tax / Networth as at the end of the year

25.	Venturbay is engaged in the business of providing programming and software solutions, information technology, networking and consultancy services.

Tech Mahindra Limited – PAC

26.	Tech Mahindra Limited (“Tech Mahindra”) is a public listed company with its registered office at Gateway Building, Apollo Bunder, Mumbai - 400 001, India. Tech Mahindra was incorporated on October 24, 1986 under the provisions of the Act. The corporate office address of Tech Mahindra is Sharda Centre, Off Karve Road, Pune - 411 004, India.

27.	As on March 31, 2009, the shareholding pattern of Tech Mahindra was as follows:

Shareholder Name	% shareholding
Promoter and Promoter Group
Mahindra & Mahindra Limited	44.18%
British Telecommunications plc	30.98%
Mahindra-BT Investment Company (Mauritius) Limited	8.16%
Total Promoter Group	83.32%
Public and Others	16.68%

28.	As on March 31, 2009, the fully paid-up share capital of Tech Mahindra was Rs. 121,73,36,340 (One Hundred Twenty-One Crores Seventy-Three Lakhs Thirty-Six Thousand Three Hundred and Forty Only) consisting of 12,17,33,634 fully paid-up equity shares having a face value of Rs 10/- each.

29.	The equity shares of Tech Mahindra are currently listed on the BSE and the NSE.

30.	The financial details of Tech Mahindra Limited for the last three years as derived from its audited financial statements are as follows:

	Apr 1, 2005 - Mar 31, 2006	Apr 1, 2006 - Mar 31, 2007	Apr 1, 2007 - Mar 31, 2008
	Rs. Mn	Rs. Mn	Rs. Mn
Total Income	12,399	29,350	38,705
Profit after Tax (before excep. item & MI)	2,354	6,127	7,695
Profit after Tax (after excep. item & MI)	2,354	876	3,299
Equity Share Capital	208	1,212	1,214
Reserves and Surplus (Excluding Revaluation Reserves)	5,946	7,972	11,358
Networth	6,154	9,185	12,572
Earnings per Share[1] (before excep. item & MI; in Rs.)	22.77	56.18	63.49
Earnings per Share[1] (after excep. item & MI; in Rs.)	22.77	10.56	27.20
Book value per Share[2] (in Rs.)	60.03	75.77	103.59
Return on Net Worth[3]	38.3%	9.5%	26.2%
Price to Earnings Ratio[4] (before excep. items & MI)	—	25.42	11.13
Price to Earnings Ratio[4] (after excep. items & MI)	—	135.22	25.99

[1]	Earnings per Share as per Annual Report
[2]	Book Value per Share calculated as the Networth / number of outstanding shares as at end of the year
[3]	Return on Networth calculated as Profit after Tax (after excep. items & MI) / Networth as at the end of the year
[4]	P/E Ratio computed as the closing share price of Tech Mahindra as on March 31 (or the last working day prior to the same) of the relevant year divided by the Earnings per Share for that year

31.	Tech Mahindra is a global systems integrator and business transformation consulting firm focused on the communications industry. For over two decades, Tech Mahindra has been the chosen transformation partner for wireline, wireless and broadband operators in Europe, Asia-Pacific and North America.

Information about the Target Company

32.	SCSL is a public limited company with its registered office at 1-8-303/36, Mayfair Centre, 1st Floor, S P Road, Secunderabad, Andhra Pradesh. SCSL was incorporated on June 24, 1987 under the provisions of the Act.

33.	Based on the information provided by SCSL, as on April 13, 2009, the total paid-up equity share capital of SCSL was Rs 134,79,16,040 (Rupees One Hundred Thirty-Four Crore, Seventy-Nine Lakhs, Sixteen Thousand and Forty only) consisting of 67,39,58,020 (Sixty-Seven Crores Thirty-Nine Lakhs Fifty-Eight Thousand and Twenty Only) fully paid up shares having a face value of Rs.2/- each. There are no partly paid up Shares in the Target Company.

34.	Based on the available information, voting rights, on a fully diluted basis have been calculated as follows:

Particulars	No. of equity shares
Total fully paid-up equity shares outstanding as of date (A)	67,39,58,020
New equity shares proposed to be issued to Acquirer under preferential allotment issue (B)	30,27,64,327
Diluted Share Capital (A + B)	97,67,22,347
Total outstanding ESOPs as on date for which equity shares may be issued (C)	1,86,74,715
Fully Diluted Share Capital (A + B + C)	99,53,97,062

Source: Information received from the Target Company / stock exchange announcement

35.	SCSL is a leading global business and information technology company, delivering consulting, systems integration and outsourcing solutions to clients in over 20 industries. The range of services includes Application Services, Business Intelligence, Business Process Outsourcing, Business Value Enhancement, Consulting and Enterprise Solutions, Infrastructure Management Services, Integrated Engineering Solutions, Six Sigma Consulting, Supplier Relationship Management and Supply Chain Management among others.

36.	The equity shares of SCSL are listed on the BSE and the NSE. The ADSs of SCSL are listed on the NYSE. In addition, the ADSs are currently listed on the NYSE Euronext’s Amsterdam exchange, although SCSL through its press release dated April 21, 2009 has announced that Euronext Amsterdam N.V. has approved the Target Company’s application for delisting from NYSE Euronext, the regulated market of Euronext Amsterdam, of its ADSs.

37.	As stated above in Paragraph 4, on January 7, 2009, the SCSL’s then-Chairman, B. Ramalinga Raju, submitted a letter to the SCSL’s then-existing Board of Directors informing it that he had falsified the SCSL’s accounts over a period of several years, including the SCSL’s revenues, profitability and cash balance. The Acquirer has been informed that as of the date of the PA, the financial statements/accounts of SCSL are being forensically investigated by Deloitte Haskins & Sells and KPMG and only after the completion of the ongoing investigation will the accounts of SCSL be restated. In light of the above, on February 27, 2009, SCSL had sought relaxation from SEBI with respect to the mandatory disclosures in this PA of financial information of the Target Company. Based on SCSL’s request, SEBI, through its letter dated March 13, 2009 had granted an in-principle approval of the same (with an observation that if such information were to become available before the closure of the Offer, the same will be disclosed by way of public announcement or included in the Letter of Offer), which has since been approved and confirmed by SEBI vide its letter dated April 20 & 21, 2009. Accordingly, the PA does not contain any financial information of SCSL. In addition, CLB, by its order dated April 16, 2009 has also exempted SCSL until December, 2009 from making any disclosures until the restated financials are available.

Reasons for the Acquisition and Future plan about Target Company

38.	The completion of the Preferential Allotment, the Offer and the acquisition of Additional Shares, if any, will result in a substantial acquisition of shares and voting rights in SCSL accompanied with a change in control in SCSL. This PA for the Offer is therefore being issued in accordance with regulations 10 and 12 of the Regulations.

39.	The Acquirer acknowledges the significant potential offered by the information technology, consulting and business outsourcing business and proposes to expand its presence through the Transaction.

40.	The Acquirer proposes to strengthen SCSL’s position through various strategies, including the following:

a.	to utilize SCSL’s pool of experienced professionals;

b.	to leverage the Acquirer’s brand association and management depth to bolster SCSL’s client confidence; and

c.	to implement high standards of corporate governance practices in order for SCSL to reposition itself in the global industry.

41.	As of date of this PA, the Acquirer does not have any plans to dispose off or otherwise encumber any assets of the Target Company in the next Two years except in the ordinary course of business of the Target Company, and except to the extent required for the purpose of restructuring and/or rationalization of operations, assets, investments, liabilities or otherwise of the Target Company and except to the extent already contracted by the Target Company. Notwithstanding the immediately preceding sentence, the Board of Directors of the Target Company will take appropriate decisions in these matters as per the requirements of business and in line with the business opportunities and exigencies from time to time and in accordance with the CLB’s order dated April 16, 2009.

42.	The Acquirer undertakes that it will not sell or dispose of any material assets of SCSL, for a period of Two (2) years from the date of the completion of the Offer without the consent of the shareholders of SCSL by special resolution through a postal ballot and appropriate orders of CLB.

43.	The CLB, by its order dated April 16, 2009 has authorized the appointment of the following persons on the Board of Directors of the Target Company, subject to deposit of the requisite consideration in escrow for the Preferential Allotment and the Maximum Consideration for the Open Offer:

a. Mr. Vineet Nayyar

b. Mr. C.P. Gurnani

c. Mr. Sanjay Kalra

d. Mr. Ulhas N Yargop

As on the date of this PA, the Acquirer has deposited the requisite consideration in escrow for the Preferential Allotment and the Maximum Consideration for the Open Offer.

Statutory Approvals and Other Approvals required for the Offer

44.	The Offer is subject to the Acquirer’s obtaining the following approvals:

a.	Approval of the Reserve Bank of India (the “RBI”) under the Foreign Exchange Management Act, 1999 (“FEMA”) for acquiring shares from non-resident Indians/Overseas Corporate Bodies who validly tender their Shares under the Offer. The Acquirer will file an application with the RBI for its approval for the transfer of the Shares tendered pursuant to the Offer; and

b.	Approval of the anti-trust authorities in the United States of America and Germany in respect of the Transaction.

45.	As of the date of this PA and to the best knowledge of the Acquirer, there are no other statutory approvals required to acquire the Shares that are validly tendered pursuant to the Offer.

46.	Notwithstanding Paragraphs 44 and 45, in the event that any other approvals may be required, the Acquirer will apply for such approvals at the appropriate stage.

47.	It may be noted that in case of non-receipt of statutory approvals within time, SEBI has the power to grant an extension of time to the Acquirer for payment of consideration to shareholders subject to the Acquirer agreeing to pay interest for the delay, as directed by SEBI under regulation 22(12) of the Regulations.

48.	The Acquirer does not require any consent from banks or financial institutions for implementing the Offer.

Option to the Acquirer in terms of regulation 21(2)

49.	As a consequence of the Offer, the public shareholding will not reduce to a level below the limit specified in the listing agreement with BSE and NSE for the purpose of continuous listing of the Target Company on the aforementioned stock exchanges.

Financial Arrangements

50.	The maximum consideration payable for the Offer, assuming full acceptance, is Rs. 1154,66,05,954/-(Rupees One Thousand One Hundred Fifty Four Crores Sixty-Six Lakhs Five Thousand Nine Hundred and Fifty Four Only).

51.

By way of security for performance of its obligations under the Regulations, the Acquirer has made an escrow arrangement for the Offer comprising a cash deposit of the Maximum Consideration (“Cash Deposit”) with Kotak Mahindra Bank Limited, 13th Floor, Nariman Bhavan, 227, Nariman Point, Mumbai – 400 021 (“Deposit Bank”). The Cash Deposit complies with the stipulation under regulation 28 (12) of the Regulations. The Manager to the Offer is duly authorized to realize the value of the aforesaid escrow account in accordance with the Regulations.

52.	The Acquirer has made the Cash Deposit from internal resources, external domestic debt and equity infusion by the PAC. Mr. Mayur Vijay Patwa, membership no. 105651, Partner of Chetan Mayur & Co, Chartered Accountants (A-2, Gruhlaxmi Apartments, 415/ 1, Somwar Peth, Pune – 411 011 – India) (“Accountants”), have confirmed by their letter dated April 20, 2009 (“Fund Sufficiency Certificate”) that the Acquirer has adequate financial resources available for meeting its obligations under the Regulations for a value up to the Maximum Consideration.

53.	In view of the above, the Manager to the Offer is satisfied that firm arrangements for financial resources required to implement the Offer have been made and confirms that adequate funds are available with the Acquirer through verifiable means to implement the Offer.

Other terms of the Offer

54.	The Offer is not conditional and is not subject to any minimum level of acceptance.

55.	A letter of offer (“Letter of Offer”) specifying the detailed terms and conditions of the Offer along with the Form of Acceptance-cum-Acknowledgement (“Form of Acceptance”) and Form of Withdrawal will be mailed to all the shareholders (other than the Acquirer and PACs), whose names appear on the Register of Members of the Target Company and to the beneficial owners of the shares of the Target Company, whose names appear as beneficiaries on the records of the National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”), at the close of business hours on May 22, 2009 (“Specified Date”). All owners (registered or unregistered) of Shares (except the Acquirer and the PAC) are eligible to participate in the Offer anytime before the closure of the Offer.

56.	The Offer is made to all shareholders of the Target Company as on the Specified Date, and also to persons who acquire Shares before the closure of the Offer and validly tender their Shares and submit their Form of Acceptance into the Offer on or before July 1, 2009; except for the Acquirer and the PAC. The Regulations require that the Offer be for Shares only. Consequently, ADS holders are not permitted to directly tender ADSs. ADS holders who wish to tender their underlying Shares in the Offer may instead withdraw the underlying Shares from the ADS facility and tender those Shares, and the Letter of Offer and Form of Acceptance will be sent to the custodians of the ADSs. Details in respect of the procedure to be followed by the ADS holders in respect of the Offer will be provided for in the Letter of Offer.

57.	Certain affiliates of the financial advisors of the Offer may purchase or arrange to purchase for third parties, the Shares or ADSs outside of the Offer; provided, however, that any such action may only be made by such affiliates in compliance with Rule 14e-5 of the U.S. Securities Exchange Act of 1934 and other applicable laws in India. In addition, the Acquirer and the PAC intend to purchase the Preferential Allotment and may purchase Additional Shares after the Offer, in connection with the Subsequent Allotment to the extent that the offer is undersubscribed, as more fully set out in paragraph 11. In the event of such purchases, appropriate disclosures will be made in accordance with the applicable laws.

58.	The shareholders of the Target Company who wish to tender their Shares pursuant to the Offer will be required to communicate their acceptance in the form and manner specified in the Letter of Offer together with their share certificate(s), transfer deed or a photocopy of the delivery instruction to the depository participant and such other documents as may be specified in the Letter of Offer and the Form of Acceptance to the Registrar to the Offer in accordance with the instructions contained in the Letter of Offer and Form of Acceptance. In case of non-receipt of the Letter of Offer, shareholders may download the same from the SEBI website as mentioned in Paragraph 62 or obtain a copy of the same from the Manager to the Offer or Registrar to the Offer on providing suitable documentary evidence of ownership of the said Shares.

59.	Shareholders of the Target Company who wish to accept the Offer shall send/deliver the Form of Acceptance along with all the relevant documents at any of the collection centers of the Registrar to the Offer mentioned below in accordance with the procedure as set out in the Letter of Offer.

S. No.	Collection Centre	Address of Collection Centre	Contact Person	Phone No.	Fax	E-mail ID	Mode of delivery
1	Mumbai	Link Intime India Pvt. Ltd, C-13, Pannalal Silk Mills Compound, L B S Marg, Bhandup (W), Mumbai - 400078.	Nilesh Chalke	022-25960320	022-25960329	nilesh.chalke @linkintime. co.in	Hand Delivery & Registered Post

2	Mumbai	Link Intime India Pvt. Ltd, 203, Davar House, Next to Central Camera, D N Road, Fort Mumbai - 400 001	Vivek Limaye	022-22694127	022-25960329	vivek.limaye@ linkintime.co.in	Hand Delivery

3	Ahmedabad	Link Intime India Pvt. Ltd, 211 Sudarshan Complex, Near Mithakhali Underbridge, Navrangpura, Ahmedabad - 380 009	Hitesh Patel	079- 26465179	079-2646 5179 (Telefax)	ahmedabad@ linkintime.co.in	Hand Delivery

4	Bangalore	Link Intime India Pvt. Ltd., 543/A, 7TH Main, 3rd Cross, Hanumanthanagar, Bangalore - 560 019	Chandrasekhar	080-26509004	080-26509004 (Telefax)	bangalore@ linkintime.co.in	Hand Delivery

5	Baroda	Link Intime India Pvt. Ltd., First Floor, Jaldhara Complex, Nr. Manisha Society, Old Padara Road, Vadodara -390015	Jaydeep Mehta	0265- 2250241 /3249857	0265-2250246 (Telefax)	vadodara@ linkintime.co.in	Hand Delivery

6	Coimbatore	Link Intime India Pvt. Ltd, Surya 35, Mayflower Avenue, Behind Senthil Nagar, Sowripalayam Road, Coimbatore - 641028	S.Dhanalakshmi	0422-2314792 / 2315792	0422-2314792 (Telefax)	coimbatore@ linkintime.co.in	Hand Delivery

7	Kolkata	Link Intime India Pvt. Ltd, 59C, Chowringhee Road, 3rd Floor, Kolkata - 700020	Debu Ghosh	033-22890539/40	033-22890539/ 40 (Telefax)	kolkata@ linkintime.co.in	Hand Delivery

8	New Delhi	Link Intime India Pvt. Ltd., A-40, 2nd Floor, Naraina Industrial Area, Phase II, Near Batra Banquet, New Delhi - 110028	Swapan Naskar	011-41410592/93/94	011-41410591	delhi@ linkintime.co.in	Hand Delivery

9	Pune	Link Intime India Pvt. Ltd, Block No 202 2nd Floor, Akshay Complex, Near Ganesh Temple, Off Dhole Patil Road, Pune - 411 001.	P. N Albal	020-26051629 / 0084	020-26053503 (Telefax)	pune@ linkintime.co.in	Hand Delivery

10	Chennai	C/o SGS Corporate Solutions India Pvt. Ltd., Indira Devi Complex, II Floor, No.20, Gopalakrishna Street, Pondy Bazaar, T. Nagar, Chennai - 600 017	Mrs.Solly Soy	044-2815 2672, 044-4207 0906	044-2815 2672 (Telefax)	chennai@ sgs-cs.com	Hand Delivery

11	Hyderabad	C\o MICROLINE Information Technology Services Plot No. 7 H. No. 388, Flat No. 2A, Aparajitha Colony, Ameerpet, Hyderabad - 500 016	P. Jagdeesh Kumar	040-55367040	-	jagadeeshk@ hotmail.com	Hand Delivery

Note: Business Hours: Monday to Friday 10:30 AM to 4:30 PM, Saturday 10:30 AM to 1:30 PM, Holidays: Sunday & Bank Holidays

Shares should not be tendered to the Manager to the Offer or to the Acquirer/PAC or to the Target Company.

60.	Persons who have acquired Shares of the Target Company but whose names do not appear in the Register of Members of the Target Company on the Specified Date or those who have not received the Letter of Offer may also participate in the Offer by submitting an application on a plain paper giving details regarding their shareholding and confirming their agreement to participate in the Offer as per the terms and conditions of the Offer. This is to be sent to Link Intime India Private Limited, acting as the Registrar to the Offer (“Registrar to the Offer”) together with:

a.	In case of shareholders holding Shares in dematerialized form, the name, address, number of Shares held, number of Shares offered, Depository (“DP”) Participant name, DP ID number, beneficiary account number along with a photocopy of the Delivery instruction in “off-market” mode, duly acknowledged by the DP, as per instructions given under

Depository Name	National Securities Depository Limited
DP Name	Kotak Mahindra Bank Limited
DP ID Number	IN303173
Depository Name	LIIPL SCSL OFFER ESCROW ACCOUNT
Beneficiary Account Number	20001018
ISIN	INE275A01028
Market	Off market
Execution Date	On or before July 1, 2009

It is the sole responsibility of the shareholders to ensure credit of their Shares in the depository account above, before the closure of the Offer.

b.	In case of shareholders holding Shares in physical form, the relevant share certificate(s) and transfer deeds.

Persons who have acquired Shares of the Target Company should send to the Registrar to the Offer the original contract note issued by a registered share broker of a recognized stock exchange through whom such Shares were acquired and/or such other documents as may be specified.

61.	No indemnity would be required from unregistered shareholders with regards to title of the Shares.

62.	A copy of the Letter of Offer (including Form of Acceptance) is expected to be available on SEBI’s website
(http:// www.sebi.gov.in) during the period the Offer is open and may also be downloaded from the site.

63.	Applications in respect of Shares of the Target Company that are subject matter of litigation wherein the shareholders of the Target Company may be prohibited from transferring the Shares during the pendency of the said litigation are liable to be rejected if the duly certified directions / orders regarding these Shares are not received together with the Shares tendered under the Offer. The Letter of Offer in some of these cases, wherever possible, will be forwarded to the concerned statutory authorities for further action by such authorities.

64.	The Registrar will hold in trust the Form of Acceptances, Shares, share certificates, transfer deed(s) and/or other documents on behalf of the shareholders of the Target Company who have accepted the Offer, until the warrants / cheques / drafts for the consideration are dispatched and unaccepted share certificates/ Shares, if any, are dispatched / returned to the relevant shareholders.

65.	The unaccepted share certificates, transfer forms and other documents, if any, would be returned by registered post at the shareholders’ sole risk. Unaccepted Shares held in dematerialized form will be credited back to the beneficial owners’ depository account with the respective depository participant as per details received from their depository participant.

66.	If the Shares tendered in the Offer by the shareholders of the Target Company are more than the Shares to be acquired under the Offer, the acquisition of Shares from each shareholder will be on a proportionate basis as per provisions of regulation 21(6) of the Regulations such that the acquisition from each shareholder shall not be less than the minimum marketable lot or the entire holding, if it is less than the marketable lot. The marketable lot for the Target Company is 1 (one) Share.

67.	The Offer Programme is expected to be as follows:

Activity	Date	Day
Date of PA	22-Apr-09	Wednesday
Specified Date*	22-May-09	Friday
Last date for dispatch of Letter of Offer to the Shareholders of the Target Company	03-Jun-09	Wednesday
Offer Opens on	12-Jun-09	Friday
Last date for revising the Offer Price	22-Jun-09	Monday
Last date for withdrawing by Shareholders	27-Jun-09	Saturday
Offer Closes on	01-Jul-09	Wednesday

Last date by which acceptance / rejection would be intimated and corresponding payment for acquired shares and / or the share certificate / demat delivery instruction for rejected Shares will be dispatched / issued

	16-Jul-09	Thursday

*	Specified Date is only for the purpose of determining the names of the shareholders as on such date to whom the Letter of Offer would be sent and all shareholders (registered or unregistered) of the Target Company, except those persons specified in paragraph 55 are eligible to participate in the Offer

68.	The payment of consideration for accepted applications will be made by the Acquirer in cash through Electronic Clearing Services (“ECS”) (subject to availability of all information for crediting the funds), account payee cheques, drafts, warrants, etc. sent by registered post for amounts exceeding Rs.1,500/- (Rupees One Thousand and Five Hundred only) and otherwise under certificates of posting in accordance with the Regulations, and the same will be drawn in the name of the first named person in case of joint shareholders.

General

69.	Shareholders who have accepted the Offer by tendering the requisite documents, in terms of the Offer, may withdraw the same up to three (3) working days prior to the date of the closure of the Offer.

70.	In accordance with the Regulations, the Acquirer can revise the Offer Price upwards up to Seven (7) working days prior to the closure of the Offer and the revision, if any, in the Offer Price would be announced in the same newspapers in which this PA has appeared and the revised price would be paid to all Shareholders who tender their Shares for purchase pursuant to the Offer.

71.	Since this PA is being issued pursuant to the relaxation granted under regulation 29A of the Regulations, no public announcement for a competitive bid can be made under regulation 25(2B) of the Regulations.

72.	As the Offer Price cannot be revised during Seven (7) working days prior to the closing date of the Offer, it would, therefore, be in the interest of the Shareholders to wait until the commencement of that period to know the final offer price and tender their acceptance accordingly.

73.	If there is a withdrawal of the Offer by the Acquirer, the same will be informed by way of a public announcement in the same newspapers in which this PA has appeared.

74.	The Acquirer and PAC have not been prohibited by the SEBI from dealing in securities, in terms of direction issued under Section 11B or any other regulations made under the SEBI Act, 1992.

75.	This PA is expected to be available on the SEBI website at http://www.sebi.gov.in.

76.

Pursuant to regulation 13 of the Regulations, the Acquirer has appointed Kotak Mahindra Capital Company Limited as the Manager to the Offer (Address: Bakhtawar 3rd Floor, 229 Nariman Point, Mumbai - 400 021; Ph. No.: +91 22 6634 1110; Fax No.: +91 22 2284 0492; email: satyam.offer@kotak.com; (Contact Person: Chandrakant Bhole).

77.	The Acquirer has appointed Link Intime India Private Limited as the Registrar to the Offer (Address: C-13 Pannalal Silk Mill Compound, L B S Marg, Bhandup (West), Mumbai - 400 078); Tel No 022-25960320 -328; Fax No: 022-25960329; email: satyam.openoffer@linkintime.co.in; Contact Person: Mr. Pravin Kasare).

78.	The Board of Directors of the Acquirer and PAC accept full responsibility for the information contained in this PA (except for any information on the Target Company, which has been derived from the SSA, information published by the Target Company or provided by the Target Company or publicly available sources) and also accept responsibility for the obligations of the Acquirer and person acting in concert respectively as laid down in the Regulations.

Issued by the Manager to the Offer, for and on behalf of the Acquirer

Kotak Mahindra Capital Company Limited Bakhtawar 3rd Floor 229 Nariman Point Mumbai - 400 021 Tel. No.: +91-22-6634 1100 Email: satyam.offer@kotak.com Contact Person: Chandrakant Bhole

Dated: April 22, 2009

Place: Mumbai